Press Release	Source: EnerJex Resources, Inc.

EnerJex Cash Flow Positive with Strong Drilling Initiative

Friday November 9, 3:30 pm ET

Continuing its aggressive expansion program EnerJex has drilled over 69 wells since April 2007

OVERLAND PARK, Kan., Nov. 9 /PRNewswire-FirstCall/ -- EnerJex Resources, Inc. (OTC Bulletin Board: EJXR - News; "EnerJex") today reported an update to operating activity completed by its wholly owned operating subsidiary Midwest Energy, Inc. (Midwest) through the period ended October 31, 2007.

Steve Cochennet, EnerJex's Chairman and CEO, noted, "We have continued to execute on our strategy and have drilled 69 wells since beginning our development program in April of this year. October was an exciting month. We saw positive results from our efforts through the increase in number of wells drilled, stronger production flows, and increased PV 10 values. In addition, our success is reflected in our financial statements as EnerJex became cash flow positive after only six months from closing its first $9 million capital raise."

Midwest's production for October was approximately 208 barrels per day equivalent (BOPD). This is up from 154 BOPD for the period ended September 30, 2007.

Midwest has also drilled the first eight wells under EnerJex's agreement with Euramerica Energy, Inc. and plans to drill two additional wells in November. The initial indication, from the first eight wells, is encouraging and it is anticipated that Midwest will bring several of these wells on line before year end.

Operational Update By Area:

Black Oaks Project

Midwest has finished drilling 35 wells, bringing the total new well inventory to five injection wells and 30 producing wells. Of the 30 producing wells, 23 have been completed. In addition, all five injection wells have received state approval to begin water injection. Initial flow rates on injection wells started at 35-40 BOPD and have increased to between 75 and 100 BOPD. Midwest does not anticipate a response to the secondary recovery development program until 2008.

Shallow Oil:

Thoren Project

Midwest finished drilling and has recently completed 18 wells; 11 producing wells and seven injection wells. All seven injection wells drilled have been approved and are currently on-line. Eight new production wells have also been drilled and will be completed and brought on-line by November 15.

Tri-County Project

On September 14, 2007, EnerJex acquired nine leases in eastern Kansas for $800,000. The wells currently produce approximately 40 BOPD. The acquisition also includes 100 percent working interest and 1,100 gross acres of leaseholds with up to 100 additional drilling locations.

Midwest has started plans to work-over many of the existing wells to maximize production and secondary recovery efforts. In addition, Midwest has begun the process of pulling and washing wells in order to begin to bring the acquired leases up to full capacity.

DD Energy

Effective September 1, 2007, EnerJex acquired seven oil leases in eastern Kansas for $2.7 million. The seven leases are in Johnson, Anderson and Linn counties in eastern Kansas and currently produce approximately 50 BOPD. EnerJex purchased a 100% working interest and 1,500 gross acres of leaseholds.

EnerJex is in the process of drilling three new wells on one of these leases and plans to eventually expand drilling on the property, having identified over 150 additional drilling locations.

About EnerJex Resources, Inc.

EnerJex is an oil and natural gas acquisition, exploration and development company. Operations, conducted solely through Midwest Energy Inc., its wholly owned operating subsidiary, are focused on the mid-continent region of the United States. EnerJex acquires oil and natural gas assets that have existing production and cash flows.

Once acquired, EnerJex implements an exploration and development program to accelerate the recovery of the existing oil and natural gas as well as to explore for additional reserves.

More information on EnerJex and its operations can be found on its website: http://www.EnerJexResources.com.

Forward-Looking Statement

The statements in this press release regarding the BOPD from Midwest wells, number of current and anticipated wells, current operations, future outlook, and any other effects resulting from any of the above forward-looking statements involve risks and uncertainties. Such risks and uncertainties, include, but are not limited to: the continued production of oil at historical rates; costs of operations and development; delays, and any other difficulties related to producing oil; rig availability; price of oil; exploitation and exploration successes; marketing and sales of produced minerals; risks and effects of legal and administrative proceedings and governmental regulation; actions taken and to be taken by the government as a result of political and economic conditions; future financial and operational results; competition; general economic, market or business conditions; and the ability to manage and continue growth. Although EnerJex believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Important factors that could cause actual results to differ materially from the forward-looking statements EnerJex makes in this news release include market conditions and those set forth in reports or documents EnerJex files from time to time with the Securities and Exchange Commission (SEC). EnerJex undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Source: EnerJex Resources, Inc.